Exhibit 99.1

Santiago, January 20, 2014
GG009/2013

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurances
PRESENT

Dear Sir:

Pursuant to Articles 9 and 10 of the Chilean Capital Markets Law (Ley 18,045 de Mercado de Valores), to the General Character Norm number 30 and to Chapter 18-10 of the Updated Compilation of Norms, duly authorized by the Board of Directors of Corpbanca, I hereby update the material events reported on November 29, December 12 and 19, 2013, as follows:

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On the date hereof, the Colombian Superintendency of Finance has required our subsidiary, Banco Corpbanca Colombia S.A., to inform you regarding “the actions and negotiations of its controlling shareholders and any other information that should be known by to market, regarding the alternatives for the consolidation of its business in Chile and abroad with other banking operators.”

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In connection with the request of information by the Colombian Superintendency of Finance, CorpBanca has informed its subsidiary Banco Corpbanca Colombia S.A. that it has taken actions and negotiations have occurred but that no binding agreement has been reached, preliminary or definitive (other than confidentiality agreements).

CorpBanca will keep your Superintendency, the banks regulator and the market duly informed of any relevant event in this regard.

Sincerely,

/s/ Fernando Massú Tare
Fernando Massú Tare
Chief Executive Officer